SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d- 1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                                MedicaLogic, Inc.
                           __________________________
                                (Name of Issuer)

                           Common Stock, No Par Value
                      ____________________________________
                         (Title of Class of Securities)

                                    584642102
                               __________________
                                 (CUSIP Number)


                                December 31, 1999
                     ______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                          [ ] Rule 13d-1(b)
                          [ ] Rule 13d-1(c)
                          [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13G


CUSIP No. 584642102                                           Page 2 of 18 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
  Number of                                 1,568,421
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,568,421
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,568,421

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No. 584642102                                           Page 3 of 18 Pages




 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,568,421
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,568,421
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,568,421

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person*

         PN; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 584642102                                           Page 4 of 18 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,568,421
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                    1,568,421
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,568,421

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 584642102                                           Page 5 of 18 Pages





1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,568,421
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,568,421
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,568,421

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person*

         OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 584642102                                           Page 6 of 18 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 1,568,421
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,568,421
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,568,421
    With
                           8        Shared Dispositive Power
                                            1,568,421

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,136,842

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.29%

12       Type of Reporting Person*

         IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No. 584642102                                           Page 7 of 18 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,568,421
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,568,421

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,568,421

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person*

         IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 18 Pages



Item 1(a)         Name of Issuer:

                  MedicaLogic, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  20500 NW Evergreen Parkway, Hillsboro Oregon, 97124.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Quantum Industrial Partners LDC ("QIP");

                  ii)  QIH Management Investor, L.P. ("QIHMI")

                  iii) QIH Management, Inc. ("QIH Management")

                  iv)  Soros Fund Management LLC ("SFM LLC");

                  v)   Mr. George Soros ("Mr. Soros"); and

                  vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This statement relates to Shares (as defined herein) held for the accounts of QIP and SFM Domestic Investments LLC, a Delaware limited liability company ("SFM Domestic").

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the discretion of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  Mr. Soros, by virtue of his position as a managing member of SFM Domestic, may also be deemed the beneficial owner of the Shares held for the account of SFM Domestic.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, New York, 10106.

                                                              Page 9 of 18 Pages

Item 2(c)         Citizenship:

                  i)  QIP is a Cayman Islands exempted limited duration company;

                  ii) QIHMI is a Delaware limited partnership;

                  iii)QIH Management is a Delaware corporation;

                  iv) SFM LLC is a Delaware limited liability company;

                  v)  Mr. Soros is a citizen of the United States; and

                  vi) Mr. Druckenmiller is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value (the "Shares").

Item 2(e)         CUSIP Number:

                  584642102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1999, the number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons was as follows:

                  i)       Each of QIP, QIHMI,  QIH Management,  SFM LLC and Mr.
                           Druckenmiller may be deemed to have been the beneficial owner of the 1,568,421 Shares held for the account of QIP.

                  ii) Mr. Soros may be deemed to have been the beneficial owner of 3,136,842 Shares. This number consists of
                           (a) the 1,568,421 Shares held for the account of QIP and (b) the 1,568,421 Shares held for the account of SFM Domestic.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of QIP, QIHMI, QIH Management, SFM LLC, and Mr. Druckenmiller may be deemed to have been the beneficial owner constitutes approximately 5.15% of the total number of shares outstanding.

                                                             Page 10 of 18 Pages


                  (ii) The number of shares of which Mr. Soros may be deemed to have been the beneficial owner constitutes approximately 10.29% of the total number of shares outstanding.

Item 4(c)         Number of shares as to which such person had:


     QIP, QIHMI, QIH Management and SFM LLC
     --------------------------------------

     (i)   Sole power to vote or to direct the vote:                   1,568,421

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,568,421

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Mr. George Soros
     ----------------

     (i)   Sole power to vote or to direct the vote:                   1,568,421

     (ii)  Shared power to vote or to direct the vote:                 1,568,421

     (iii) Sole power to dispose or to direct the disposition of:      1,568,421

     (iv)  Shared power to dispose or to direct the disposition of:    1,568,421

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,568,421

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,568,421


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                                                             Page 11 of 18 Pages


                  (ii) Certain members of SFM Domestic have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SFM Domestic.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 12 of 18 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   February 10, 2000                     QUANTUM INDUSTRIAL PARTNERS LDC


                                              By:      /S/ MICHAEL C. NEUS
                                                       -------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact

Date:   February 10, 2000                     QIH MANAGEMENT INVESTOR, L.P.

                                              By:      QIH MANAGEMENT, INC.,
                                                       its General Partner


                                              By:      /S/ MICHAEL C. NEUS
                                                       -------------------------
                                                       Michael C. Neus
                                                       Vice President

Date:   February 10, 2000                     QIH MANAGEMENT, INC.


                                              By:      /S/ MICHAEL C. NEUS
                                                       -------------------------
                                                       Michael C. Neus
                                                       Vice President

Date:   February 10, 2000                     SOROS FUND MANAGEMENT LLC


                                              By:      /S/ MICHAEL C. NEUS
                                                       -------------------------
                                                       Michael C. Neus
                                                       Assistant General Counsel


Date:   February 10, 2000                     GEORGE SOROS



                                              By:      /S/ MICHAEL C. NEUS
                                                       -------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact

                                                             Page 13 of 18 Pages


Date:   February 10, 2000                    STANLEY F. DRUCKENMILLER




                                              By:      /S/ MICHAEL C. NEUS
                                                       -------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact

                                                             Page 14 of 18 Pages


                                  EXHIBIT INDEX
                                                                            Page
                                                                            ----

A.       Power of Attorney dated as of January 1, 1997 granted by
         Mr.  George Soros in favor of Mr. Sean C. Warren and Mr.
         Michael C. Neus.........................................             15

B.       Power of Attorney dated as of January 1, 1997 granted by
         Mr.  Stanley F.  Druckenmiller  in favor of Mr.  Sean C.
         Warren and Mr. Michael C. Neus..........................             16

C.       Joint Filing  Agreement dated as of February 10, 2000 by
         and  among   Quantum   Industrial   Partners   LDC,  QIH
         Management Investor,  L.P., QIH Management,  Inc., Soros
         Fund Management LLC, Mr. George Soros and Mr. Stanley F.
         Druckenmiller...........................................             17